Top Gear, Inc.
72 Yehudah HaMaccabi Street, Unit 11.
Tel Aviv   61070
Israel
Tel: (011) (972) 52-570-3774

December 22, 2010

By Fax and Edgar

II. Christopher Owings
Assistant Director
Securities and Exchange Commission
Fax:         202-772-9349

Re: Top Gear, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed November 3, 2010
File No. 333-168066

Dear Mr. Owings:

Top Gear, Inc. (“Top Gear”) acknowledges receipt of the letter dated December 9, 2010 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").  Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Fourth Amended Draft") and have tracked all changes in the edgarized document for ease of review.  The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments, as well as the opportunity this process provides to improve the content of our SEC filings.  Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments.  Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that Top Gear is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Top Gear, Inc.
72 Yehudah HaMaccabi Street, Unit 11.
Tel Aviv   61070
Israel
Tel: (011) (972) 52-570-3774

Outside Front Cover Page of Prospectus

1.
We note your response to comment one in our letter dated November 19, 2010 and the related revisions in your filing. Based on your response that your operational activities to date include "developing the focus and message of [your] business" [emphasis added] and "developing a preliminary marketing plan and budget for advertising [y]our services" [emphasis added], it does not appear that you have commenced operational activity. We reissue comment one in our letter dated November 19, 2010.

Response:  Revised.  We have updated the document to reflect that we have commenced only organizational activities.  Please see the Fourth Amended Draft.

Management’s Discussion and Analysis or Plan of Operation, page 19

Plan of Operation, page 19

2.
We note your statement on page 20 that you hope to be fully operational by the beginning of the third quarter of 2011. We further note your statement in the third paragraph of the Overview section stating that you expect to begin generating revenues in the second quarter of 2011. Please clarify or revise. To the extent you intend to generate revenues prior to being fully operational, please detail your plans in this regard.

Response:  Revised.  The Company has used the term “fully operational” to mean that the Company has a network of trained field representatives capable of providing the Company’s kosher supervision services.  However, the Company intends to generate revenue prior to its becoming fully operational.  As we stated on pages 27 and 29 of the document, since we intend to market our kosher supervision services at the same time that we will be building our network of field representatives, we may have situations where we have companies interested in our services without our having the necessary field representatives to administer the kosher certification services.  Until we have trained a sufficient number of field representatives, we plan to outsource projects to qualified individuals who are capable of serving as kosher food supervisors.   Please see the Fourth Amended Draft.

Description of Business, page 26

Expenditures, page 34

3.
We note your response to comment 10 in our letter dated November 19, 2010 that $72,980 is the amount you need to continue operations and remain in business for the next twelve months. Please reconcile this with the first sentence of the third paragraph in the Overview section of page 19. Please also delete or qualify the phrase "from sources other than our operations" in the second sentence in the third paragraph on page one.

Response:  Revised.  We have revised page one of the document to delete the phrase “from sources other than our operations,” and page 19 of the document to replace the $59,005 figure with the $72,980 figure.  The $59,005 stated in the first sentence of the third paragraph of in the Overview section of page 19 of the document was based on the difference between our available cash assets and our budgeted expenditures, and was not in conflict with the fact that we need a total of $72,980 to implement our marketing plan and remain in business for the next twelve months.  Please see the Fourth Amended Draft.

*           *           *

Top Gear, Inc.
72 Yehudah HaMaccabi Street, Unit 11.
Tel Aviv   61070
Israel
Tel: (011) (972) 52-570-3774

We trust that the responses provided above address the issues raised in the Staff Letter.  If you have any questions or require further clarification, please do not hesitate to contact tel: 1-800-878-5756.

Sincerely,
Omri Amos Shalom, President
Top Gear, Inc.

VIA EDGAR
cc:         Angie Kim, Staff Attorney